UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

ENERGEN CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

29265N108

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Jesse Lynn

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

COPIES TO:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,460,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,710,474*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,460,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%
14.	Type of Reporting Person (See Instructions): PN, IA

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,460,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,710,474*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,460,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%
14.	Type of Reporting Person (See Instructions): IN, HC

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: HIGH RIVER LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 250,000*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 800,000*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 800,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.8%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: HOPPER INVESTMENTS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 250,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 800,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 800,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.8%
14.	Type of Reporting Person (See Instructions): OO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: BARBERRY CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 250,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 800,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 800,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.8%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN PARTNERS MASTER FUND LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 406,960*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,302,273*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,302,273*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.3%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN OFFSHORE LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 406,960*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,302,273*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,302,273*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.3%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 593,040*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,897,727*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,897,727*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ONSHORE LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 593,040*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,897,727*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,897,727*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN CAPITAL LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,000,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,200,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,200,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: IPH GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,000,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,200,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,200,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): OO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ENTERPRISES HOLDINGS L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,000,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,200,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,200,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ENTERPRISES GP INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,000,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,200,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,200,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: BECKTON CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,000,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,200,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,200,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: CARL C. ICAHN
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,250,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,000,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): IN

*	See Items 4 and 5.

This Amendment No. 12 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex. The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065.

(b) High River Limited Partnership, a Delaware limited partnership (“High River”), Hopper Investments LLC, a Delaware limited liability company (“Hopper”), Barberry Corp., a Delaware corporation (“Barberry”), Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”), Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”), Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”), Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”), Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”), IPH GP LLC, a Delaware limited liability company (“IPH”), Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”), Beckton Corp., a Delaware corporation (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the “Icahn Persons”).

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, mining, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Icahn Persons are set forth in Schedule A attached hereto.

A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 14.

During the last five years, none of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the Icahn Persons assume no responsibility for such information. Information contained herein concerning each Icahn Person has been provided by each such Icahn Person and the Corvex Persons assume no responsibility for such information.

Item 3.	Source and Amount of Funds or Other Consideration

Corvex used the working capital of the Corvex Funds to purchase the 8,460,474 Shares reported herein. The total purchase price for the Shares reported as beneficially owned by the Corvex Persons was approximately $450,567,100.

Corvex may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

The Icahn Persons may be deemed to be the beneficial owner of, in the aggregate, 4,000,000 Shares (including 2,000,000 Shares underlying the Option described in Item 4 below). Of such Shares, 2,000,000 Shares were purchased by the Icahn Persons collectively for an aggregate purchase price of $129,680,000 and the exercise price to acquire the Shares underlying the Option will be $134,740,000.

The source of funding for the Shares beneficially owned by the Icahn Persons (including Shares underlying the Option) was the general working capital of the respective purchasers. The Shares held by the Icahn Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.	Purpose of Transaction

On May 20, 2018, Corvex, Corvex Master Fund LP and Corvex Select Equity Master Fund LP (the “Corvex Parties”) and High River Limited Partnership, Icahn Partners LP and Icahn Partners Master Fund (the “Icahn Group”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which Icahn Group agreed to purchase an aggregate of 2,000,000 Shares of the Issuer at a price of $64.84 per Share from the Corvex Parties. Under the Purchase Agreement, 1,250,000 Shares will be purchased on the second trading day following execution of the Purchase Agreement and 750,000 Shares will be purchased on the earlier of (x) July 18, 2018 or (y) one business day following the receipt by the Icahn Group of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 15.

Also on May 20, 2018, the Corvex Parties and the Icahn Group entered into a Stock Option Agreement (the “Option Agreement”) pursuant to which the Corvex Parties granted the Icahn Group an option (the “Option”) to purchase an additional 2,000,000 Shares in the aggregate at a price of $67.37 per Share. The Icahn Group may exercise the Option at any time from the date hereof through November 18, 2018. Prior to exercise of the Option, the Corvex Parties shall retain all incidents of ownership of the underlying Shares, including, without limitation, all voting rights, and the Icahn Group shall not have the right, and shall not, direct the voting of any Shares prior to the exercise of the Option. The Corvex Parties shall hold for the benefit of the Icahn Group and deliver to the Icahn Group upon the exercise of the Option, any and all dividends or other distributions with respect to the Shares (whether payable in cash, securities or other assets) that are issued, paid, or as to which a record date is set while the Corvex Parties are holders of record, on or following the date of the Option Agreement. The foregoing description of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Option Agreement, which is attached hereto as Exhibit 16.

Except as noted above, there are no agreements between the Corvex Parties and the Icahn Group as to the voting, holding, acquisition or disposition of the Shares.

On March 7, 2018, the Issuer indicated via press release that its Board would promptly conduct an in-depth review, assisted by its financial advisers (J.P. Morgan and Tudor, Pickering, Holt & Co.), of the Issuer’s business plan, competitive positioning, and potential strategic alternatives. The Reporting Persons believe the Issuer’s securities are undervalued and may, subject to due diligence, have interest in joining with other parties to acquire the Issuer as part of the strategic initiatives process or otherwise.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Schedule 13D, as well as seeking direct discussions with, and changes or additions to, the Board. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The Corvex Persons may be deemed to be the beneficial owner of 8,460,474 Shares, which represent approximately 8.7% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Corvex Persons may be deemed to have sole power to vote 8,460,474 Shares (subject to the closing pursuant to the Purchase Agreement described in Item 4) and sole power to dispose of 5,710,474 Shares.

The Icahn Persons may be deemed to beneficially own, in the aggregate, 4,000,000 Shares (including Shares underlying the Option described in Item 4 above), representing approximately 4.1% of the Issuer’s outstanding Shares.

High River has sole voting power with regard to 250,000 Shares (subject to the closing pursuant to the Purchase Agreement described in Item 4) and sole dispositive power with regard to 800,000 Shares (including Shares underlying the Option). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power with regard to 406,960 Shares (subject to the closing pursuant to the Purchase Agreement described in Item 4) and sole dispositive power with regard to 1,302,273 Shares (including Shares underlying the Option). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power with regard to 593,040 Shares (subject to the closing pursuant to the Purchase Agreement described in Item 4) and sole dispositive power with regard to 1,897,727 Shares (including Shares underlying the Option). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

The Covex Persons and Icahn Persons collectively beneficially own approximately 9.9% of the Issuer’s outstanding Shares.

The percentage calculated in the immediately foregoing paragraph and below is calculated based on a total of 97,429,584 Shares outstanding as of May 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Purchase Agreement is filed as Exhibit 15 hereto and is incorporated by reference herein.

The Option Agreement is filed as Exhibit 16 hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 14 –	Joint Filing Agreement.

Exhibit 15 –	Stock Purchase Agreement, dated as of May 20, 2018, by and between Corvex Management LP, Corvex Master Fund LP and Corvex Select Equity Master Fund LP and High River Limited Partnership, Icahn Partners LP and Icahn Partners Master Fund LP.

Exhibit 16 –	Stock Option Agreement, dated as of May 20, 2018, by and between Corvex Management LP, Corvex Master Fund LP and Corvex Select Equity Master Fund LP and High River Limited Partnership, Icahn Partners LP and Icahn Partners Master Fund LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2018

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Keith Meister
Managing Partner

KEITH MEISTER

By:	/s/ Keith Meister
Keith Meister

ICAHN PARTNERS MASTER FUND LP ICAHN OFFSHORE LP ICAHN PARTNERS LP ICAHN ONSHORE LP BECKTON CORP. HOPPER INVESTMENTS LLC BARBERRY CORP. HIGH RIVER LIMITED PARTNERSHIP
By:	Hopper Investments LLC, general partner
By:	Barberry Corp.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By:	IPH GP LLC, its general partner
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE ICAHN PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Icahn Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Icahn Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Icahn Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN PARTNERS LP

Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ONSHORE LP

ICAHN OFFSHORE LP

Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN CAPITAL LP

Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC

Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President

HIGH RIVER LIMITED PARTNERSHIP

Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC

Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Rowella Asuncion-Gumabong	Vice President
Anthony Canova	Authorized Signatory

BARBERRY CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Anthony Canova	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Rowella Asuncion-Gumabong	Vice President